UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eastside Distilling, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

27780 21 04

(CUSIP Number)

Steven Earles

1805 SE Martin Luther King Jr. Blvd.

Portland, OR 9714

(971) 888-4264

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27780 21 04

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steven Earles
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, SC, OO (shares received in merger)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,838,358 (1)
	8.	Shared Voting Power 22,817 (2)
	9.	Sole Dispositive Power 12,838,358 (1)
	10.	Shared Dispositive Power 22,817 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,861,175 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.49% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Does not include any of the (i) 2,466,667 shares issuable upon conversion of the Reporting Person’s 185 shares of the Issuer’s Series A Preferred Stock or (ii) 2,466,420 shares issuable upon exercise of the Reporting Person’s presently exercisable warrants. Each of the Series A Preferred Stock and presently exercisable warrants contains a blocker that prohibits the holder from converting the Series A Preferred Stock and exercising such warrants if such conversion or exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer’s outstanding shares. Once the beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1) reaches 9.99%, the Series A Preferred Stock is not convertible and the warrants are not exercisable until such time as the holder’s beneficial ownership falls below 9.99%. Due to the Reporting Person’s beneficial ownership of 12,861,175 shares of the Issuer’s common stock, no shares of Series A Preferred Stock are presently convertible and the warrants are not presently exercisable for any shares of common stock.

(2)	Shares held by the Reporting Person’s wife. Does not include any of the 1,106,667 shares issuable upon conversion of the 83 shares of the Issuer’s Series A Preferred Stock held by the Reporting Person’s wife or (ii) 1,106,556 shares issuable upon exercise of the warrants held by the Reporting Person’s wife. Each of the Series A Preferred Stock and presently exercisable warrants contains a blocker that prohibits the holder from converting the Series A Preferred Stock and exercising such warrants if such conversion or exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer’s outstanding shares. Once the beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1) reaches 9.99%, the Series A Preferred Stock is not convertible and the warrants are not exercisable until such time as the holder’s beneficial ownership falls below 9.99%. Due to the Reporting Person’s beneficial ownership of 12,861,175 shares of the Issuer’s common stock, no shares of Series A Preferred Stock held by the Reporting Person’s wife are presently convertible and the warrants held by the Reporting Person’s wife are not presently exercisable for any shares of common stock.

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(3)	Calculated in accordance with Rule 13d-3(d)(1)(3) promulgated under the Act. Based on 95,333,180 shares of the Issuer’s Common Stock outstanding on September 27, 2016, as provided by the Issuer.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.0001 per share, of Eastside Distilling, Inc., a Nevada corporation, or Eastside. The principal executive offices of Eastside are currently located at 1805 SE Martin Luther King Jr. Blvd., Portland, OR 97214.

Item 2.	Identity and Background

(a)	Name:

Steven Earles

(b)	Business address for each of the Reporting Persons:

1805 SE Martin Luther King Jr. Blvd., Portland, OR 97214

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person currently serves as CEO, President and a director of the issuer, Eastside Distilling, Inc., whose address is 1805 SE Martin Luther King Jr. Blvd., Portland, OR 97214.

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No

(f)	Citizenship: USA

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Item 3.	Source and Amount of Funds or Other Consideration

On October 31, 2014, the Issuer completed its acquisition of all of the equity interests of Eastside Distilling, LLC, an Oregon limited liability company (“Eastside”) pursuant to an Agreement and Plan of Merger dated as of October 20, 2014 (“Merger Agreement”) by and among the Issuer, Eastside and Eastside Distilling, Inc., a Nevada corporation (“Merger Sub”) pursuant to which Eastside merged with and into Merger Sub with Merger Sub as the surviving company (and a wholly-owned subsidiary of the Issuer. Upon closing of the Merger Agreement, all of the Eastside membership interests were cancelled and converted into a pro rata portion of 32,000,000 shares of the Common Stock and 24,910,000 shares of our issued and outstanding common stock were cancelled and returned to treasury. The Reporting Person was a member of Eastside and received his shares in connection with the closing of the Merger Agreement. The Reporting Person received 12,750,000 shares pursuant to this transaction. The Merger Agreement is incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on October 23, 2014.

The Reporting Person purchased 37,500 shares in a private placement with personal funds in December 2014.

The Reporting Person received 50,858 shares of common stock as a paid-in-kind dividend in respect of the series A preferred stock held by him.

In addition, the Reporting Person’s wife received 22,817 shares of common stock as a paid-in-kind dividend in respect of the series A preferred stock held by her.

Item 4.	Purpose of Transaction

This Schedule 13D/A relates to the change in ownership from the receipt of (i) 50,858 shares of common stock by the Reporting Person as a paid-in-kind dividend in respect of the series A preferred stock held by him and (ii) 22,817 shares of common stock as a paid-in-kind dividend in respect of the series A preferred stock held by the Reporting Person’s wife.

The Reporting Person did not purchase the securities received a paid-in-kind dividend or in the December 2014 private placement, whether directly or indirectly, for the purpose of acquiring any particular percentage ownership, effecting any extraordinary corporate transaction or sale or transfer of assets, change in the composition of the Board of Directors, material change in the present capitalization or any other material change in the Issuer's business or corporate structure.

The purpose of the Merger Agreement was for the Issuer to acquire Eastside. The Reporting Person was a member of Eastside and received his shares of common stock upon closing of the Merger Agreement. As a material term of the transaction, the Reporting Person was appointed as President and Chief Executive Officer and a director of the Issuer.

Other than as stated above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 12,861,175 shares of common stock of the Issuer (of which 22,817 shares are held by the Reporting Person’s wife, which equals approximately 13.49% of the outstanding shares of Common Stock as of September 27, 2016..  Percentage ownership is based upon an assumption that 95,333,180 shares of Common Stock are outstanding, as provided by the Issuer.

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(b)  The Reporting Person has sole power to vote and sole power to dispose of the securities of the Issuer beneficially owned by the Reporting Persons, except for 22,817 share of Common Stock for which he has shared power to vote and dispose of such shares with the Reporting Person’s wife.

(c)  Except as discussed herein, the Reporting Person has not effected any transaction in Eastside common stock during the past 60 days.

(d)  No other person besides the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein, except for the 22,817 shares of the Issuer’s common stock held by the Issuer’s wife.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has an employment agreement with the Issuer which has been disclosed in prior filings with Securities and Exchange Commission (and filed as exhibits with the Company’s Current Report on Form 8-K filed on February 10, 2015 and Quarterly Report for the period ended June 30, 2015 filed on August 14, 2015) which are incorporated by reference herein

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2016

	By:	/s/ Steven Earles
Steven Earles

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